Exhibit 99.1

For Immediate Release

TFI International to Release Third Quarter 2026 Results

Montreal, Quebec, October 1, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will release its financial results for the third quarter ended September 30, 2026, via news release on Thursday, October 29, 2026, after market close. The company will host a webcast with Alain Bédard, Chairman, President and Chief Executive Officer, and David Saperstein, Chief Financial Officer, on Thursday, October 29, 2026, at 5:00 PM Eastern Time, to discuss results.

Webcast Details:

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Date: Thursday, October 29, 2026
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Time: 5:00 PM Eastern Time
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Live webcast & replay: Presentations & Reports within the Investors section of the Company website. Alternatively for the live webcast visit webcast.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com